UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	000-14993

Carmike Cinemas, Inc.

(Exact name of registrant as specified in its charter)

1301 First Avenue, Columbus, Georgia 31901

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.003 per share

Depository Shares

Preferred Stock

Warrants

Guarantees of Debt Securities

7.375% Senior Secured Notes due 2019

Guarantees of 7.375% Senior Secured Notes due 2019

7.500% Senior Subordinated Notes due 2014

Guarantees of 7.500% Senior Subordinated Notes due 2014

9 3/8% Series B Senior Subordinated Notes due 2009

Guarantees of 9 3/8% Series B Senior Subordinated Notes due 2009

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.003: 1

Depository Shares: None

Preferred Stock: None: None

Warrants: None

Guarantees of Debt Securities: None

7.375% Senior Secured Notes due 2019: None

Guarantees of 7.375% Senior Secured Notes due 2019: None

7.500% Senior Subordinated Notes due 2014: None

Guarantees of 7.500% Senior Subordinated Notes due 2014: None

9 3/8% Series B Senior Subordinated Notes due 2009: None

Guarantees of 9 3/8% Series B Senior Subordinated Notes due 2009: None

[SIGNATURE PAGE FOLLOWS]

Pursuant to the requirements of the Securities Exchange Act of 1934, Carmike Cinemas, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Carmike Cinemas, Inc.

Date:	January 3, 2017	By:	/s/ Kevin M. Connor
Kevin M. Connor
Senior Vice President, General Counsel and Secretary